North American Galvanizing & Coatings, Inc.

5314 S. Yale Avenue, Suite 1000

Tulsa, Oklahoma 74135

August 18, 2010

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Attn: Doreen Miller

Re:

Form R-W with Respect to Withdrawal of Registration Statement on Form S-3 (File No. 333-61393) filed August 13, 1998

Dear Ms. Miller:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), and following discussions on August 17, 2010 with you, Ms. Doreen Miller of the United States Securities and Exchange Commission (the “Commission”), North American Galvanizing & Coatings, Inc. (the “Registrant”) hereby respectfully requests the withdrawal of the above-referenced Registration Statement on Form S-3 (File No. 333-61393), filed with the Commission on August 13, 1998 (the “Registration Statement”).

The Registrant submits this request for withdrawal as it does not intend to pursue the contemplated public offering at this time. The Registrant confirms that no securities have been distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein. The Registrant also acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement.

Your assistance in this matter is greatly appreciated.  If you have any questions or require further information or documentation regarding the foregoing, please do not hesitate to contact the undersigned at (817) 810-0095 or S. Benton Cantey, Esq. of Kelly Hart & Hallman LLP, counsel to the Registrant, at (817) 878-3559.

Very truly yours,

NORTH AMERICAN GALVANIZING & COATINGS, INC.

/s/ David H. Dingus

President and Chief Executive Officer